UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility

     Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

FORM 4

     / / Check this box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue. See Instruction 1(b)

(Print or Type Responses)
1.  Name and Address of Reporting Person*

Donahue     John              C.
(Last)      (First)           (Middle)

c/o Federated Investors, Inc.
1001 Liberty Avenue
(Street)

Pittsburgh  PA                15222-3779
(City)      (State)           (Zip)
2.  Issuer Name and Ticker or Trading Symbol

Federated Premier Municipal Income Fund   FMN

3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4.  Transaction Date (Month/Day/Year)

12/20/2002

5.  If Amendment, Date of Original (Month/Day/Year)


6.  Relationship of Reporting Person(s) to Issuer
(Check all applicable)
___X___ Director              ________ 10% Owner
___X __ Officer (give title below)  ________ Other (specify below)

President

7.  Individual or Joint/Group Filing (Check Applicable Limit)
__X_   Form filed by One Reporting Person
_______  Form filed by More than One Reporting Person

                  Table I -- Non-Derivative Securities Beneficially Owned

1. Title of     2.           2A. Deemed       3.         4.  Securities Acquired   5.  Amount of     6.         7.  Nature of
   Security     Transaction  Execution Date      Transaction(A) or Disposed of     Securities        Ownership  Indirect
   (Instr. 3)   Date         if any              Code       (D) (Instr. 3, 4, and  Beneficially      Form:      Beneficial
                (Month/Day/  (Month/Day/                    5)                     Owned at End of   Direct     Ownership
                 Year)       Year)               (Instr.                           Month (Instr. 3   (D) or     (Instr. 4)
                                                 8)                                and 4)            Indirect
                                                                                                     (I)
                                                                                                     (Instr. 4)
                                              Code V     Amount   (A) or   Price
                                                                     (D)
Common Stock    12/19/2002                    P          3,400    A        $15     3,400             D











     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.

     * If the form is filed by more than one reporting  person,  see Instruction
4(b)(v).


FORM 4 (continued)
  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of         2.            3. Transaction  3A. Deemed         4.              5.  Number of    6.  Date
Derivative Security  Conversion    Date            Execution Date if     Transaction  Derivative       Exercisable and
(Instr. 3)           or Exercise   (Month/Day/Year)any                   Code         Securities       Expiration Date
                     Price of                      (Month/Day/ Year)     (Instr. 8)   Acquired (A) or  (Month/Day/Year)
                     Derivative                                                       Disposed of (D)
                     Security                                                         (Instr. 3, 4,
                                                                                      and 5)
                                                                      Code   V        (A)      (D)     Date
                                                                                                       Exercisable  Expiration
                                                                                                                    Date








7.  Title and Amount of   8.  Price of    9.  Number of            10.  Ownership Form of           11.  Nature of
Underlying Securities     Derivative      derivative Securities    Derivative Security:  Direct     Indirect
(Instr. 3 and 4)          Security        Beneficially Owned at    (D) or indirect (I)              Beneficial
                          (Instr. 5)      End of Month (Instr. 4)  (Instr. 4)                       Ownership
                                                                                                    (Instr. 4)
Title        Amount or
             Number of
             Shares





Explanation of Responses:

     ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ John C. Donahue                 December 23, 2002
**Signature of Reporting Person     Date